UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 November 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:
A. DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND
ON MARKET SALES
In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.
1.    Name of director:
GP Briggs (Chief Executive
Officer)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date: 17 November 2014
Class of securities: Ordinary shares
Number of performance shares
vested:
17 578
Vesting price per share: R17.11
Total value of shares
vested:
R300 824.62 (pre-tax)
Number of performance shares
sold on market to cover tax:
7 207
Market price per share sold: R17.11
Proceeds for on market sale
to cover tax:
Number of shares retained in
own name:
Nature and extent of
directors interest:
R123 338.43
10 371
Direct beneficial

2.    Name of director:
F Abbott (Financial
Director)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date: 17 November 2014
Class of securities: Ordinary shares
Number of performance shares
vested:
6 344
Vesting price per share: R17.11
Total value of shares
vested:
R108 569.31 (pre-tax)
Number of performance shares
sold on market to cover tax:
2 601
Market price per share sold: R17.11
Proceeds for on market sale
to cover tax:
Number of shares retained in
own name:
Nature and extent of
directors interest:
R44 512.73
3 743
Direct beneficial
3.    Name of director: HE Mashego (Executive
Director)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date: 17 November 2014
Class of securities: Ordinary shares
Number of performance shares
vested:
5 247
Vesting price per share: R17.11

Total value of shares
vested:
R89 795.58 (pre-tax)
Number of performance shares
sold on market to cover tax:
2 151
Market price per share sold: 17.11
Proceeds for on market sale
to cover tax:
Number of shares retained in
own name:
Nature and extent of
directors interest:
R36 811.57
3 096
Direct beneficial
4.    Name of director:
A Pretorius (Director of
various subsidiaries)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date: 17 November 2014
Class of securities: Ordinary shares
Number of performance shares
vested:
5 247
Vesting price per share: R17.11
Total value of shares
vested:
R89 795.58 (pre-tax)
Number of performance shares
sold on market to cover tax:
2 151
Market price per share sold: R17.11
Proceeds for on market sale
to cover tax:
Number of shares retained in
own name:
Nature and extent of
directors interest:
R36 811.57
3 096
Direct beneficial

B. DEALING IN SECURITIES BY DIRECTORS: SHARE GRANTS
In line with the provisions of the Harmony Share Plan,
incentives / shares are allocated to directors in November of each year.
1.    Name of director:
GB Briggs (Chief Executive
Officer)
Nature of transaction:
Off market grant of share
appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights
vest in equal thirds on the
third, fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.
Date:
17 November 2014
Class of securities:
Share appreciation rights
and performance shares
Strike price:
R18.41
Number of share appreciation
rights allocated:
107 567
Number of performance shares
allocated:
561 217
Number of matching
restricted shares
allocated(matching the
number allocated in
2011):
15 000
Nature and extent of
director’s interest:
Direct beneficial
2.    Name of director:
F Abbott (Financial
Director)
Nature of transaction: Off market grant of share

appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights
vest in equal thirds on the
third, fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.
Date:
17 November 2014
Class of securities:
Share appreciation rights
and performance shares
Strike price:
R18.41
Number of share appreciation
rights allocated:
63 622
Number of performance shares
allocated:
207 462
Number of matching
restricted shares
allocated(matching the
number allocated in
2011):
8 000
Nature and extent of
director’s interest:
Direct beneficial
3.    Name of director:
HE Mashego (Executive
Director)
Nature of transaction:
Off market grant of share
appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights
vest in equal thirds on the
third, fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.

Date: 17 November 2014
Class of securities:
Share appreciation rights
and performance shares
Strike price:
R18.41
Number of share appreciation
rights allocated:
45 913
Number of performance shares
allocated:
149 715
Number of matching
restricted shares
allocated(matching the
number allocated in
2011):
8 000
Nature and extent of
director’s interest:
Direct beneficial
4.    Name of director:
A Pretorius (Director of
various subsidiaries)
Nature of transaction:
Off market grant of share
appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights
vest in equal thirds on the
third, fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.
Date:
17 November 2014
Class of securities:
Share appreciation rights
and performance shares
Strike price:
R18.41
Number of share appreciation
rights allocated:
58 718

Number of performance shares
allocated:
191 472
Number of matching
restricted shares
allocated(matching the
number allocated in
2011):
8 000
Nature and extent of
director’s interest:
Direct beneficial
5.    Name of Company Secretary:
Riana Bisschoff (Company
Secretary)
Nature of transaction:
Off market grant of share
appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights
vest in equal thirds on the
third, fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.
Date:
17 November 2014
Class of securities:
Share appreciation rights
and performance shares
Strike price:
R18.41
Number of share appreciation
rights allocated:
24 271
Number of performance shares
allocated:
47 487
Nature and extent of
director’s interest:
Direct beneficial
Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)
20 November 2014
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 20, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director